SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                         COMLINK COMMUNICATIONS COMPANY
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                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)


        -----------------------------------------------------------------
                                 (CUSIP Number)

                                G. Rowland Carey
               800 Bering Drive, Suite 100, Houston, Texas 77057
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 16, 2007
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                 SCHEDULE 13D

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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      G. Rowland Carey
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [_]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen
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                  7     SOLE VOTING POWER

                        30,980,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                30,980,000
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      30,980,000 - G. Rowland Carey, directly

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
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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Common Stock - 59%
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14    TYPE OF REPORTING PERSON*

      Individual
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ITEM 1. SECURITY AND ISSUER

      This schedule is related to the acquisition of beneficial ownership of 30,980,000 shares of Common Stock of Comlink Communications Company (hereinafter the "Company"), whose principal place of business is located at 800 Bering Drive, Suite 100, Houston, Texas 77057. G. Rowland Carey acquired 30,980,000 shares of Common Stock on January 16, 2007 as a result of an Agreement and Plan of Merger by and between USA Superior Energy, Inc., USAS Acquisitions, Inc. and Comlink Communications Company. Such shares are the subject of this report.

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ITEM 2. IDENTITY AND BACKGROUND

1.   (a)  G.  Rowland  Carey  is  the   President  and  a  Director  of  Comlink
      Communications Company.

     (b) 800 Bering Drive, Houston, Texas  77057

     (c) Occupation:  Corporation

     (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (e) The reporting person has not during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person, involving Federal or State Securities laws.

     (f) Citizenship - USA

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


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No funds were used. USA Superior Energy, Inc. shareholders became the shareholders of the surviving entity, Comlink Communications Company, as a result of the merger between Comlink Communications Company, USA Superior Energy, Inc. and USAS Acquisitions, Inc.

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ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons acquired the securities as part of a change in control of Comlink Communications Company in January 2007, involving an Agreement and Plan of Merger with shareholders of USA Superior Energy, Inc. ("USA Superior"), USAS Acquisitions, Inc. ("USAS") and Comlink Communications Company (the "Company"). Under the terms of the Agreement shareholders of USA Superior Energy, Inc. agreed to receive a total of 34,000,000 shares of common stock of the Company in exchange for common shares of USA Superior Energy, Inc., constituting 100% of the issued and outstanding common stock of USA Superior Energy, Inc. Mr. Carey received 30,980,000 of such shares of common stock.

     Other than the transaction for which this report is filed, Reporting Persons have no further plans which relate to or would result in any of the following, except as set forth below:

     (a) The acquisition by any person of additional securities of the Company, except for capital raising or loans or the disposition of securities of the Company except for the instant transaction;

     (b) An extraordinary corporate transaction, other than the acquisition of USA Superior Energy, Inc. and USAS Acquisitions, Inc., as completed;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) The Board of Directors of Comlink Communications Company added G. Rowland Carey, Paul T. Eads and Jerry D. Witte as Directors, and G. Rowland Carey was appointed President and Paul T. Eads was appointed Secretary;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

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

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, except that issuer's new primary business will be that of its subsidiary, USA Superior Energy, Inc., which is in the energy industry;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; except that amended Articles have been submitted to the Secretary of State of Nevada to change the name of issuer to USA Superior Energy Holdings, Inc.

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned
          (directly and indirectly):                   30,980,000 Common Shares

         Percent of outstanding shares owned:          59% at February 8, 2007

     (b) Sole Power of voting for Reporting Person:    30,980,000 Common Shares

     (c) Transactions in securities in the past
         60 days for Reporting Person:                  None (other than those
                                                              described herein)

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e) Not Applicable
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                                     Page 5

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as  contained  in the Plan and  Agreement of Merger there are no
contracts,  arrangements,   understandings  or  relationships  with  respect  to
securities of the issuer.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 10.1  - Plan and Agreement of Merger


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.

Dated: February 9, 2007



/s/G. Rowland Carey
______________________________
G. Rowland Carey





Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).













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